Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 033-24346

Date: 26 March 2018

GKN PLC

DANA INCORPORATED

AMENDMENT NO.1
to the
SEPARATION AGREEMENT
 relating to the GKN Driveline Business

Macfarlanes LLP
20 Cursitor Street
 London EC4A 1LT

AMENDMENT NO.1 TO THE
SEPARATION AGREEMENT

This agreement is dated 26 March 2018 and is made between:

1	GKN plc, whose registered office is at PO Box 55, Ipsley House Ipsley Church Lane, Redditch, Worcestershire, B98 0TL (registered in England No. 04191106) (“GKN”); and

2
Dana Incorporated, whose registered office is at The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801 (registered in Delaware, USA under file number 4469758) (“Dana”).

BACKGROUND

A
GKN and Dana entered into a separation agreement relating to the GKN Driveline Business on 9 March 2018 (the “Separation Agreement”). Capitalised terms used and not otherwise defined in this agreement shall have the meaning given to them in the Separation Agreement except where the context otherwise requires.

B
The Parties have agreed to enter into this agreement, which amends the terms of the Separation Agreement, to reflect the agreement reached with regards to an increase in the Cash Consideration payable under the Separation Agreement and set out their respective responsibilities in connection with the applications that are proposed to be made for admission of the SpinCo Shares to the standard listing segment of the Official List and to trading on the Main Market for listed securities operated by the London Stock Exchange (each as defined in paragraph 2, below), and the documents and process that would be required to be prepared and conducted (respectively) in connection with such applications.

AGREEMENT

1	Limitation and construction of amendments

1.1
The Parties hereby agree that: (a) save to the extent amended pursuant to this agreement, the Separation Agreement shall remain in full force and effect; and (b) except where the context otherwise requires, any and all references to the Separation Agreement in any of the Transaction Documents, or any other document or agreement entered into in connection with the transactions described in the Transaction Documents, shall be construed as a reference to the Separation Agreement as amended by this agreement.

1.2
The amendments to the Separation Agreement pursuant to this agreement shall have effect from and including the date of this agreement (and shall be without prejudice to any rights or obligations of the Parties accrued prior to the date of this agreement).

2	Amendments

The Separation Agreement is hereby amended as set out in this paragraph 2.

2.1	Clause 4.1(A) shall be amended by deleting “the sum of $1,721,000,000” and by inserting "the sum of $1,861,000,000” in its place.

2.2	A new clause 43 shall be inserted as follows:

	“ 43.	SpinCo Prospectus and related matters

	43.1	For the purposes of this clause 43:

“Admission”
means admission of the SpinCo Shares to (i) the standard listing segment of the Official List (in accordance with the Listing Rules and FSMA) and (ii) trading on the Main Market for listed securities operated by the London Stock Exchange (in accordance with the Admission and Disclosure Standards of the London Stock Exchange);

“FSMA”	means the Financial Services and Markets Act 2000;

“Listing Rules”	means the listing rules made by the UKLA under Part VI of FSMA, as amended from time to time;

“London Stock Exchange”	means London Stock Exchange plc;

“Official List”	the Official List maintained by the UKLA;

“Reasonable Best Efforts”	shall be interpreted in accordance with the laws of the State of New York as set out in the Merger Agreement;

“SpinCo Prospectus”	means the prospectus required to be published by SpinCo in connection with Admission;

“Supplemental Prospectus”	means any supplemental prospectus required to be published in connection with Admission; and

“UKLA”	means the Financial Conduct Authority in its capacity as the competent authority for the purposes of Part VI of FSMA.

43.2
As promptly as reasonably practicable following the date of this Agreement, Dana shall use its Reasonable Best Efforts to: (i) prepare (or assist with the preparation of) the SpinCo Prospectus; (ii) obtain the approval by the UKLA of the SpinCo Prospectus; and (iii) procure that Admission takes place at or around the Share Purchase Time.

43.3	Dana shall:

(A)
to the extent required, appoint, at its own cost, Dana’s auditors, and shall instruct them to restate Dana’s historical financial information in accordance with International Financial Reporting Standards (as adopted by the European Union) for the purposes of the preparation of the SpinCo Prospectus and any historical information or pro forma financial information to be contained therein;

(B)
use Reasonable Best Efforts to resolve all UKLA comments with respect to the SpinCo Prospectus as promptly as reasonably practicable after receipt thereof and to have the SpinCo Prospectus approved by the UKLA as promptly as reasonably practicable such that it shall be approved, published and made available at the same time as the Circular (as defined in the Merger Agreement) is published and sent to shareholders of GKN;

(C)
as soon as reasonably practicable after the receipt by Dana thereof, provide GKN with copies of any comments and correspondence from the UKLA with respect to the SpinCo Prospectus (including any request for any amendment to the SpinCo Prospectus or for additional information);

(D)
prior to publishing the SpinCo Prospectus (or any Supplemental Prospectus), provide GKN with a reasonable opportunity to review and to propose comments on the SpinCo Prospectus (or Supplemental Prospectus); and

(E)	promptly publish a Supplemental Prospectus where required in the circumstances set out under section 87G of FSMA (subject to clause 43.5, where applicable).

43.4
GKN undertakes that it shall provide Dana as soon as reasonably practicable with all such information about itself, the GKN Group and its directors (including all requisite financial information and reports), and such access in relation to the GKN Driveline Business, as may (in each case) be reasonably requested by or on behalf of Dana for the purposes of the inclusion of such information in the SpinCo Prospectus (or any Supplemental Prospectus), or the use of such information for the purposes of the preparation of the SpinCo Prospectus (or any Supplemental Prospectus), and to provide all such other cooperation assistance as may reasonably be requested by Dana in connection with the preparation of the SpinCo Prospectus (or any Supplemental Prospectus) to the standard that is required for SpinCo to meet its legal and regulatory obligations in relation to the preparation thereof. Without prejudice to the generality of the foregoing, GKN shall provide verification notes verifying the accuracy of statements of fact relating to GKN and GKN directors’ belief statement contained within the SpinCo Prospectus.

43.5
GKN agrees to inform Dana as soon as reasonably practicable if it becomes aware that any information provided for use in the SpinCo Prospectus or any Supplemental Prospectus is or has become false or misleading, and GKN further agrees to provide correct and updated information to enable such false or misleading information to be corrected as may be required.”

3	General

3.1	In this agreement, unless a contrary intention appears:

	3.1.1	a reference to a paragraph is a reference to a paragraph of this agreement; and

	3.1.2	a reference to a clause is a reference to a clause of the Separation Agreement.

3.2
Prior to the novation of the Separation Agreement in favour of SpinCo pursuant to clause 29.1 thereof, this agreement and the Separation Agreement may only be amended by the agreement in writing of Dana and GKN. Following the novation of the Separation Agreement in favour of SpinCo pursuant to clause 29.1 thereof, this agreement and the Separation Agreement may only be amended by the agreement in writing of Dana, GKN and SpinCo. For the avoidance of doubt, the novation provisions in clause 29 of the Separation Agreement shall apply to that agreement as amended by this letter.

3.3
The provisions of clause 28 (Remedies and waivers), clauses 29.2 to 29.4 inclusive (Assignment and novation), clause 31 (Entire Agreement), clause 32 (Notices), clause 33  (Announcements), clause 34 (Confidentiality), clause 35 (Costs and expenses), clause 36  (Counterparts), clause 37 (Invalidity), clause 38 (Contracts (Rights of Third Parties) Act 1999), clause 40 (Choice of governing law), clause 41 (Disputes prior to or on Share Purchase Time) and clause 42 (Disputes after Share Purchase Time) of the Separation Agreement shall apply to and be incorporated into this agreement as if set out in full herein (with references to “this Agreement” in such provisions being treated as references to this agreement where the context requires).

IN WITNESS WHEREOF this agreement has been duly executed as a DEED and delivered on the date set out at its head.

EXECUTED as a DEED	)
by GKN PLC	)
acting by	)	/s/ David Radford
David Radford	)	David Radford
(Attorney))

in the presence of

Witness:

Signature:	/s/ [Information redacted]

Name:	[Information redacted]

Address:	[Information redacted]

[Information redacted]

Occupation:	[Information redacted]

EXECUTED as a DEED by	)
DANA INCORPORATED,	)
a Delaware corporation, by	)
)
Douglas H. Liedberg	)
)
being a person who, in	)	/s/ Douglas H. Liedberg
accordance with the laws of	)	Douglas H. Liedberg,
that territory, is acting under the	)	Senior Vice President, General Counsel & Secretary
authority of the corporation	)

Cautionary statement

This communication contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this communication may include statements about the expected effects of the proposed combination of GKN's Driveline business and Dana (the "Proposed Transaction) on GKN, Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "positioned," "strategy," "future" or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to closing and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN's or Dana's businesses; the risk that disruptions from the Proposed Transaction will harm GKN's or Dana's business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption "Risk Factors". Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc's ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana's stockholders (the "Proxy Statement"), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (“the Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND Dana plc. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

Participants in the solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available.